Exhibit 99.1

Telesat Announces Key Executive Leadership Changes

Michel Forest to succeed David Wendling as Chief Technology Officer

Asit Tandon joins as Chief Network and Information Officer

OTTAWA, CANADA – January 13, 2025 –Telesat (NASDAQ and TSX: TSAT), one of the world’s largest and most innovative satellite operators, today announced that Michel Forest will be its new Chief Technology Officer following the retirement of David Wendling at the end of February 2025. In this role, Mr. Forest will report to Dan Goldberg, Telesat’s President and CEO, and oversee Telesat’s satellite operations, satellite and systems engineering, launch activities and program management.

Serving most recently as Telesat’s Vice President of LEO System Engineering, Mr. Forest has been leading the end-to-end architecture and system performance of the advanced Telesat Lightspeed constellation. Prior to his decade-long career at Telesat, he held leadership positions in satellite systems and antenna engineering at MDA Space.

“Michel has a strong track record of leading the development of innovative solutions and delivering exceptional results to optimize the performance, reliability and cost of Telesat’s satellite assets,” stated Dan Goldberg. “I have great confidence in Michel’s leadership, expertise and vision in supporting our global customer base and executing on the Telesat Lightspeed program.”

“I am honored to succeed Dave as Telesat’s Chief Technology Officer and thank him for his years of leadership and mentorship throughout my career with the company,” said Michel Forest. “I am excited for the bright future ahead as we execute on the Telesat Lightspeed program and our vision to redefine space-based connectivity throughout the world.”

With regard to Wendling’s departure, Goldberg added, “In his nearly 40-year stellar career with Telesat, Dave has been the driving force of technical innovation at the company, resulting in several satellite industry firsts and the state-of-the-art design of Telesat Lightspeed. All of us at Telesat are deeply grateful for Dave’s outstanding contributions, dedication and leadership.”

“It has been my honor to work with the brightest minds in the satellite industry during my tenure at Telesat and help create a culture of engineering excellence that drives continual innovation,” said David Wendling. “It’s a pivotal time at Telesat and Michel is the right leader to take charge of the Telesat Lightspeed program to deliver revolutionary capabilities to our customers.”

Also announced today, Asit Tandon is joining Telesat in the role of Chief Network and Information Officer, reporting to Goldberg. In this role, Mr. Tandon will be responsible for the terrestrial elements of the Telesat Lightspeed network, including Network Operations systems, the Network Operations Center, facilities, program management and customer fulfillment, and network and corporate IT systems.

Mr. Tandon brings deep expertise from a distinguished career in planning, deploying and operating telecom networks. He was most recently the Vice President of Network Technology at Rogers Communications, where he was responsible for the technology development, design, engineering and operations of wireline access and core networks. Previously, Mr. Tandon held leadership roles in Network Operations at Hutchison-3 Indonesia, Bharti Airtel and Siemens Ltd. He earned his Bachelor of Engineering degree from Delhi college of Engineering.

“I’m excited to welcome Asit to our senior leadership team, where he will play a crucial role in building and integrating best-in-class technical operations systems and worldwide facilities that will be essential elements of the Telesat Lightspeed network,” stated Goldberg. “Asit’s deep expertise and global experience will be invaluable as we execute on our ambitious growth plans.”

“I am thrilled to join Telesat at such a pivotal time of growth and innovation,” said Asit Tandon. “Telesat has a proven 55-year track record of revolutionizing satellite connectivity, and I look forward to leveraging my extensive network expansion experience to advance global operational excellence and service delivery in the fast-growing global broadband connectivity market.”

About Telesat

Backed by a legacy of engineering excellence, reliability and industry-leading customer service, Telesat (NASDAQ and TSX: TSAT) is one of the largest and most innovative global satellite operators. Telesat works collaboratively with its customers to deliver critical connectivity solutions that tackle the world’s most complex communications challenges, providing powerful advantages that improve their operations and drive profitable growth.

Continuously innovating to meet the connectivity demands of the future, Telesat Lightspeed, the company’s state-of-the-art Low Earth Orbit (LEO) satellite network, has been optimized to meet the rigorous requirements of telecom, government, maritime and aeronautical customers. Telesat Lightspeed will redefine global satellite connectivity with ubiquitous, affordable, high-capacity, secure and resilient links with fibre-like speeds. For updates on Telesat, follow us on LinkedIn, X, or visit www.telesat.com.

Media Contact:

W2 Communications for Telesat

telesat@w2comm.com

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are “forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. When used herein, statements which are not historical in nature, or which contain the words “will,” “ensures” or similar expressions, are forward-looking statements. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. All statements made in this press release are made only as of the date set forth at the beginning of this release. Telesat Corporation undertakes no obligation to update the information made in this release in the event facts or circumstances subsequently change after the date of this press release.

These forward-looking statements are based on Telesat Corporation’s current expectations and are subject to a number of risks, uncertainties and assumptions. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond Telesat Corporation’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. There are numerous risks and uncertainties associated with Telesat’s business and the Telesat Lightspeed constellation. Known risks and uncertainties include but are not limited to: inflation and rising interest rates; Telesat’s ability to meet the funding conditions of its funding agreements with the Government of Canada and Government of Quebec; technological hurdles, including our and our contractors’ development and deployment of the new technologies required to complete the constellation in time to meet our schedule, or at all; the availability of services and components from our and our contractors’ supply chains; competition; risks associated with domestic and foreign government regulation, including access to sufficient orbital spectrum to be able to deliver services effectively and access to sufficient geographic markets in which to sell those services; Telesat’s ability to develop significant commercial and operational capabilities; risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance; and volatility in exchange rates. The foregoing list of important factors is not exhaustive. Investors should review the other risk factors discussed in Telesat Corporation’s annual report on Form 20-F for the year ended December 31, 2023, that was filed on March 28, 2024, with the United States Securities and Exchange Commission (“SEC”) and the Canadian securities regulatory authorities at the System for Electronic Document Analysis and Retrieval (“SEDAR”), and may be accessed on the SEC’s website at https://www.sec.gov/ and SEDAR’s website at https://www.sedarplus.ca/ as well as our subsequent reports on Form 6-K filed with the SEC and also available on SEDAR.